Exhibit 99.1

MTS Announces 2021 Extraordinary General Meeting of Shareholders to Approve
Merger with SharpLink, Inc. and Related Proposals

Ra’anana, Israel / Powder Springs, Georgia, USA – June 16, 2021 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today announced that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on Wednesday, July 21, 2021 at 4:30 p.m. (Israel time) at the offices of Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel. The primary purpose of the meeting will be to approve the merger and related transactions (collectively, the “Transaction”) with SharpLink, Inc. (“SharpLink”), a leading online technology company that works with sports leagues, fantasy sports sites and sports media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners.

The agenda of the Meeting is as follows:

1.	Resolutions in connection with the approval of the Transaction:

a.
To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, including the issuance of Ordinary Shares, Preferred Shares and options and warrants to purchase Ordinary Shares at the effective time of the Transaction to the securityholders of SharpLink, including the issuance to SharpLink’s largest shareholder, SportsHub Games Network, Inc., of Ordinary Shares constituting in excess of 45% of the voting rights in the combined company pursuant to the terms of Section 328(b)(1) of the Israeli Companies Law, 1999 (the “Companies Law”);

b.
To approve and adopt the Company’s second amended and restated articles of association (the “Revised Articles”), which among other things will (i) increase the registered share capital of MTS from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 185,800,000 Ordinary Shares, 1,600,000 Preferred A Shares, 5,200,000 Preferred A-1 Shares and 7,400,000 Preferred B Shares, nominal value NIS 0.03 each, (ii) designate the currently outstanding Preferred Shares as Preferred A Shares, (iii) effect a reverse split, at a ratio in the range of between 1-for-2 to 1-for-5, inclusive, with such ratio to be determined in the discretion of the MTS Board, (iv) change MTS’s name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies and (v) make such other changes as are set forth in the Revised Articles, and to approve corresponding amendments to the Company’s Memorandum of Association;

c.
To elect Rob Phythian, Chris Nicholas, Joseph Housman, Paul Abdo and Thomas Doering, each candidates designated by SharpLink for nomination as members of the Company’s board of directors, for a term expiring at the Company’s 2021 Annual General Meeting of Shareholders and until their successors are elected and qualified and to approve their terms of service;

d.
To elect Scott Pollei, a candidate designated by SharpLink for nomination as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve his terms of service;

e.
To elect Adrienne Anderson, a candidate designated by SharpLink for nomination as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve her terms of service;

f.	To approve an updated Compensation Policy that will be applicable to the combined company following the Transaction;

g.	To approve the compensation terms of Mr. Rob Phythian, who is expected to be the Chief Executive Officer of the combined company;

h.	To approve the compensation terms of Mr. Chris Nicholas, who is expected to be the Chief Operating Officer of the combined company;

i.	To approve the adoption of the new SharpLink, Ltd. 2021 Equity Incentive Plan and the reservation of 4,673,264 Ordinary Shares for issuance thereunder; and

j.	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction.

2.	To approve equity-based compensation to Mr. Roy Hess, the Company’s current Chief Executive Officer;

3.	To approve equity-based compensation to Ms. Ofira Bar, the Company’s current Chief Financial Officer; and

4.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.

Shareholders of record at the close of business on Monday, June 21, 2021 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail the proxy statement and a proxy card on or about Wednesday, June 23, 2021.

The approval of the proposals set forth above (other than proposal 1(b)) requires the affirmative vote of holders of at least a majority of the Company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. The approval of proposal 1(b) requires the affirmative vote of holders of at least 75% of the Company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of proposals 1(d)-1(g), 1(j), 2 and 3 requires a special majority as described in the proxy statement.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to the Company’s offices at the above address no later than Sunday, July 11, 2021.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than June 23, 2021.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four (4) hours prior to the appointed time of the Meeting, to be counted for the Meeting.

About SharpLink

Founded in 2019, SharpLink is a leading online technology company that connects sports fans, leagues, and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink's intelligent sports betting conversion and engagement technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated behavioral modeling and tracking technologies, and by analyzing users' past and present behaviors, we shape the experience and bring users to the right outcome, faster. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is based in Minneapolis, MN, and is run by industry veterans with several successful exits in the sports gaming sector. For more information please visit the SharpLink website at www.sharplink.com.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com

Forward Looking Statements
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the approval of the Transaction and related proposals by the Company’s shareholders, the fulfillment of other conditions to the consummation of the Transaction, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540

Investors Contact:

Okapi Partners LLC.
Chuck Garske
Christian Jacques
212-297-0720